Snow Lake Secures Strategic Stake in North America's Largest Undeveloped Rare Earths Project Amid Global Supply Chain Pressures

Winnipeg, Manitoba, Canada, May 13, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), is pleased to announce a cornerstone investment in Commerce Resources Corp (TSXV:CCE), ("Commerce"), to  advance its Ashram Rare Earths Project - the largest undeveloped Rare Earths Project in North America.

This investment comes at a critical moment for the global technology supply chains, as the world's dependency on China-currently responsible for approximately 90% of all processed rare earth output-faces mounting pressure.  Beijing's recent tightening of export controls on key REEs, including rare earth magnets, has further accelerated the race among Western governments and companies to establish secure, domestic sources of critical minerals.

Highlights1

  Snow Lake will invest C$1.1million in Commerce's C$2.2 million secured convertible note financing (the "Convertible Note Financing")  to support advancement of the Ashram Project and Commerce's strategic merger with Mont Royal Resources Limited
  Commerce owns 100% of the Ashram Rare Earth and Fluorspar Project in Quebec (the "Ashram Project") the largest undeveloped Rare Earths Project in North America
  The Ashram Project is one of the worlds largest monazite-dominant carbonatite-hosted Rare Earth Elements deposits with a NI 43-101 resource of 204.3 million tonnes averaging ~1.94% Total Rare Earth Oxides (TREO). (73.2 million indicated tonnes averaging 1.89% TREO and 131.1 million inferred tonnes at 1.98% TREO)
  Ashrams' mineralogy enables high-grade concentrate production at high recovery rates, a rare technical advantage that aligns it with the capabilities of current global producers. 2
  Commerce also owns 100% of the Eldor Niobium Project, located immediately adjacent to the south-east of the Ashram Project, and which is considered to be an advanced exploration stage project
  As of the date of the Merger Agreement (before taking into account the Capital Raise and the Convertible Note Financing), the existing shareholders of Commerce and shareholders of Mont Royal will own 85.3% and 14.7%, respectively, of the outstanding shares of Mont Royal following completion of the Merger

1 Commerce Resources and Mont Royal Resources Enter into Arrangement Agreement to create a Canadian-Focused Critical Minerals Development Company - Commerce Resources

2 Due to its simple gangue and well-understood rare earth mineralogy, the Ashram Deposit is able to produce high-grade mineral concentrates at high recovery (>40% TREO at >75% recovery), in line with active global producers. - https://commerceresources.com/projects/the-ashram-rare-earth-element-and-fluorspar-deposit/

CEO Remarks

"This is more than a financial investment-it's a strategic move to help secure North America's rare earth future," said Frank Wheatley, CEO of Snow Lake. "As the U.S. and its allies prioritize supply chain independence from China, the Ashram Project stands out as one of the most significant and advanced domestic REE opportunities on the continent."

"As a clean energy and critical metals company, we believe our investment in Commerce Resources Corp. provides us with a strategic toehold in the largest undeveloped rare earth element project in North America "The merger of Commerce and Mont Royal will create a well-funded Canadian-focused critical metals company with an excellent portfolio of rare earth element projects at an advanced stage of exploration.

With the global race for rare earth elements accelerating amid international trade tensions, accentuated by certain rare earths export controls imposed by the Chinese who produce ~90% of the global supply of processed rare earths, we believe that supporting Commerce in this merger with Mont Royal will provide the merged entity with the capabilities to advance development of the Ashram Project to the benefit of Commerce's, Mont Royal's and Snow Lake's shareholders.

As global trade continues to experience significant volatility and uncertainty, we believe developing a North American deposit of rare earth minerals directly supports the U.S. Administrations policies regarding securing a steady supply of rare earths and critical minerals."

The Strategic Imperative

Rare earth elements are indispensable to EV motors, wind turbines, defense systems, and high-tech electronics. With China's dominance increasingly seen as a national security concern, the U.S. Administration has launched multiple programs to localize critical mineral supply chains, including REEs.

Snow Lake's investment helps fill that gap by supporting the Ashram Project's progress toward production, while aligning with both Canadian and U.S. objectives to de-risk mineral inputs for clean energy and defense technologies.

Commerce Resources Corp. - Interim Convertible Note Financing

Commerce is undertaking a secured convertible note ("Convertible Notes") financing to raise up to C$2.2 million to provide interim funding to be used for the continuation of studies for the development of the Ashram Project and for working capital while the Merger is completed.  The Convertible Note Financing is necessary and integral for the Transaction.

Snow Lake has agreed to purchase C$1.1million of the Convertible Notes.  A summary of the key terms of the Convertible Notes are set out below:

  Aggregate principal amount - up to C$2.2 million of Convertible Notes
  Automatically converts on completion of the Merger at the implied price per Commerce share based on the Mont Royal share price pursuant to the Capital Raise price and converted into Commerce shares at the exchange ratio
  The principal amount will bear interest at a rate of 20% per annum. A full 20% will be paid in Mont Royal shares at completion of the Merger, even if the merger were to occur within 12 months as is currently expected.
  If the Merger doesn't proceed, the Convertible Notes will have a 24-month term, C$0.12 optional conversion price
  The Convertible Notes will be secured under a general security agreement, whilst ranking pari-passu as between themselves and all holders will enter into an interlender agreement.

The Convertible Note Financing completed on April 12, 2025.

Merger Rationale

The Merger will create a Québec-focused critical minerals explorer and developer through the combination of Commerce's Ashram Project and the Eldor Niobium exploration project and Mont Royal's Northern Lights Lithium Project (the "Merged Group").

The merger will result in a dual listing on the TSX Venture Exchange (the "TSXV") and the Australian Securities Exchange (the "ASX"), enabling greater access to liquidity and funding for the Ashram Project, with the combined entity bringing together highly experienced members of the management teams of each company with strong capital markets experience, project development and operational expertise.

In addition to Commerce's existing assets in Canada, key highlights of the Merger include:

  A complementary exploration asset package at Mont Royal's Northern Lights Project, covering an area of 536km2 in the Upper Eastmain Greenstone belt, Quebec, offering lithium, copper and gold potential

  Achieving a dual listing on the ASX and TSXV, which aims to attract a broader range of investors for the Merged Group, increase liquidity and greater ability to raise capital

  The ASX has a greater number of listed developing rare earth companies, providing a stronger group of peer companies against which to benchmark the Ashram Project

  Having access to the combined experience of key members of the Commerce and Mont Royal Boards, senior management and major shareholders, who have held former and current roles with successful international resource groups

CAUTIONARY NOTE CONCERNING THE USE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

As a registrant with the United States Securities and Exchange Commission ("SEC"), Snow Lake must report its exploration results, mineral resources, and mineral reserves using the mining disclosure standards of Subpart 229.1300 of Regulation S-K Disclosure by Registrants Engaged in Mining Operations ("S-K 1300").  S-K 1300 is a rule developed by the SEC, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in accordance with S-K 1300. Readers are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into a higher category of mineral resources or mineral reserves. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.  Under S-K1300, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

As a Canadian junior mineral resource company, Commerce does not need to report its exploration results, mineral resources, and mineral reserves using S-K 1300. Instead, it reports in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in accordance with NI 43-101. Readers are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into a higher category of mineral resources or mineral reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances.

While S-K 1300 uses the same terminology for mineral reserves and mineral resources as NI 43-101, the definitions, while similar, are not identical to NI 43-101. Accordingly, information included in this press release concerning mineral resources of Commerce in accordance with NI 43-101 may not be comparable to similar information prepared in accordance with S-K 1300.

About Commerce Resources Corp.

Commerce (TSXV-CCE) is a Canadian junior mineral resource company focused on the exploration and development of the Ashram Rare Earth and Fluorspar Deposit located in Quebec, Canada.  Commerce is positioning to be one of the lowest cost rare earth producers globally, with a specific focus on being a long-term supplier of mixed rare earth carbonate and/or NdPr oxide to the global market.  Additionally, the Ashram Deposit has a fluorspar component which makes it one of the largest potential sources of fluorspar in the world and could be a long-term supplier to the met-spar and acid-spar markets.

For more information on Commerce, please visit their website3.

About Mont Royal Resources Limited

Mont Royal Resources Limited (ASX: MRZ) is an Australian company that owns 75% of Northern Lights Minerals 536km2 tenement package located in the Upper Eastmain Greenstone belt in Quebec.  This project is located in the emerging James Bay area, a Tier-1 mining jurisdiction of Quebec, Canada, and are prospective for lithium, precious (Gold, Silver) and base metals mineralization (Copper, Nickel).

For further information on Mont Royal, please visit their website4.

Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy

3 Home - Commerce Resources

4 www.montroyalres.com